EXHIBIT 99.1

TOP Ships Inc. Announces Pricing of $15.0 Million Common Shares Registered Direct Offering

ATHENS, Greece, June 11, 2020 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”) (NASDAQ:TOPS) announced today that it has entered into a placement agency agreement with Maxim Group LLC relating to the sale of the Company’s common shares (the “Placement Agency Agreement”).  Pursuant to the Placement Agency Agreement, the Company entered into a securities purchase agreement with certain institutional investors in connection with a registered direct offering of an aggregate of 117,187,500 common shares at a public offering price of $0.128 per share (the “Registered Offering”). The aggregate gross proceeds of the Registered Offering is $15.0 million. The Registered Offering is expected to close on or about June 12, 2020, subject to the satisfaction of customary closing conditions.  The net proceeds of this offering may be used for the exercise of one of the purchase options, as part of a transaction with the Company’s Chief Executive Officer, as previously disclosed on May 29, 2020, for the remaining 50% interest in a ship-owning company that owns a newbuilding contract for an ultra-high specification scrubber-fitted eco Suezmax tanker with a purchase price of $11.0 million and the remainder for general corporate purposes.

Maxim Group LLC is the sole placement agent in connection with the offering.

The common shares are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-234281) previously filed and declared effective by the United States Securities and Exchange Commission (“SEC”).  A prospectus supplement relating to the offering will be filed by the Company with the SEC.  When filed, copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC's website at http://www.sec.gov or from the offices of Maxim Group LLC, 405 Lexington Avenue, New York, New York 10174, Attn: Prospectus Department, or by telephone at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus.

About TOP Ships Inc.

TOP Ships Inc. (TOPS) is an international owner and operator of modern, fuel efficient “ECO” tanker vessels currently focusing on the transportation of crude oil and petroleum products.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute “forward-looking statements” within the meaning of the U.S. federal securities laws.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org